Exhibit (a)(23)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN THE PEOPLE’S REPUBLIC OF CHINA

RESTRICTIONS ON METHOD OF EXERCISE

In order to comply with local foreign exchange restrictions, you will only be allowed to exercise your New Option using the cashless exercise method. Under this method, you must currently provide irrevocable instructions (a) to a Company-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable taxes required to be withheld by the Company by reason of such exercise and (b) to the Company to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

MATERIAL TAX CONSEQUENCES

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of the People’s Republic of China. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange.  We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option although this result is not completely certain.

New Option Grant.  You will not be subject to tax at the time you receive the New Option Grant.

Exercise of New Option.  You will recognize taxable income upon the exercise of the option in an amount equal to the difference between the fair market value of the shares on the date of option exercise and the price paid for the shares. This income will be treated as compensation income. You must pay all required taxes on this amount at your marginal tax rates. The Corporation will withhold all applicable income and social taxes with respect to that income.

Sale of Shares.  You will be required to sell your shares on the day you exercise. As a result, it is unlikely that you will owe any capital gains tax.